MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL INFORMATION

To the Shareholders of Caledonia Mining Corporation:

Management has prepared the information and representations in this annual report. The consolidated financial statements of Caledonia Mining Corporation have been prepared in conformity with generally accepted accounting principles applied in Canada and, where appropriate, these statements include some amounts that are based on best estimates and judgment. Management has determined such amounts on a reasonable basis in order to ensure that the financial statements are presented fairly, in all material respects.

Financial information used elsewhere in the Annual Report is consistent with that in the financial statements. The MD&A also includes information regarding the impact of current transactions and events, sources of liquidity and capital resources, operating trends, risks and uncertainties. Actual results in the future may differ materially from our present assessment of this information because future events and circumstances may not occur as expected.

The Corporation maintains adequate systems of internal accounting and administrative controls, consistent with reasonable cost. Such systems are designed to provide reasonable assurance that relevant and reliable financial information is produced. Our independent auditors have the responsibility of auditing the annual consolidated financial statements and expressing an opinion on them.

Management have concluded that as a result of the relatively small size of the Corporation’s head office finance department personnel, the Internal Controls over Financial Reporting (“ICFR”) assessment concluded that  there were limited resources to adequately segregate duties and to permit or necessitate the comprehensive documentation of all policies and procedures that form the basis of an effective design of ICFR.

In order to mitigate the risk of material misstatement in the Corporation’s consolidated financial statements, the Corporation implemented additional cash flow review and monitoring controls at head office on a monthly basis and as part of their monitoring and oversight role the Audit Committee performs additional analysis and other post closing procedures. No material exceptions were noted based on the additional year end procedures and no evidence of fraudulent activity was found.

The Board of Directors, through its Audit Committee, is responsible for ensuring that management fulfils its responsibilities for financial reporting and internal control. The Audit Committee is composed of three unrelated directors. This Committee meets periodically with management and the external auditors to review accounting, auditing, internal control and financial reporting matters.

The consolidated financial statements have been audited on behalf of the shareholders by the Corporation’s independent auditors, BDO Dunwoody LLP, in accordance with generally accepted auditing standards in Canada and the standards of the Public Accounting Oversight Board (United States).  The auditors’ report outlines the scope of their examination and their opinion on the consolidated financial statements.

S. E. Hayden

 S. R. Curtis

President and Chief Executive Officer

Vice-President, Finance and Chief Financial Officer

Auditors’ Report

To the Shareholders of

Caledonia Mining Corporation

We have audited the consolidated balance sheets of Caledonia Mining Corporation as at December 31, 2008 and 2007 and the consolidated statements of changes in shareholders’ equity, operations and comprehensive loss and cash flows for each of the years in the three year period ended December 31, 2008.  These consolidated financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Accounting Oversight Board (United States).   Those standards require that we plan and perform an audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement.  The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2008 and 2007 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2008 in accordance with Canadian generally accepted accounting principles.

(Signed) BDO Dunwoody LLP

Chartered Accountants, Licensed Public Accountants

Toronto, Ontario

March 31, 2009

2

Comments by Auditors for U.S. Readers on Canada - U.S. Reporting Conflict

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the consolidated financial statements are affected by conditions and events that cast substantial doubt on the Corporation’s ability to continue as a going concern, such as those described in the summary of significant accounting policies. The United States reporting standards also require the addition of an explanatory paragraph when changes in accounting policies, such as those described in Note 1, has a material effect on the consolidated financial statements. Our report to the shareholders dated March 31, 2009 is expressed in accordance with Canadian reporting standards which do not require a reference to such events and conditions in the auditors’ report when these are adequately disclosed in the consolidated financial statements.

(Signed) BDO Dunwoody LLP

Chartered Accountants, Licensed Public Accountants

Toronto, Ontario

March 31, 2009

Caledonia Mining Corporation
Consolidated Balance Sheets
(in thousands of Canadian dollars )

December 31	2008	2007
Assets	$	$
Current
Cash and cash equivalents	3,652	76
Accounts receivable	132	2,064
Inventories (Note 11)	1,059	2,085
Prepaid expenses	27	17
Assets - held for sale	106	166
	4,976	4,408

Capital assets and mineral properties - held for sale	681	11,424
Accounts receivable (Note 10)	2,890	-
Investments (Note 1)	12	22
Capital assets (Note 2)	173	213
Mineral properties (Note 3)	14,566	13,425
	18,322	25,084
	23,298	29,492

Liabilities and Shareholders’ Equity
Current
Bank overdraft	-	13
Accounts payable	933	2,743
Liabilities - held for sale	16	1,587
	949	4,343

Long term liability (Note 15)	-	11
Asset retirement obligation (Note 4)	839	732
Asset retirement obligation - held for sale (Note 4)	314	311
	2,102	5,397

Shareholders’ Equity
Share capital (Note 5)	196,125	195,006
Contributed surplus	1,902	1,040
Accumulated other comprehensive income/(loss)	3	(57)
Deficit	(176,834)	(171,894)
	21,196	24,095
	23,298	29,492

On behalf of the Board:

“S E Hayden”

 Director

“G R Pardoe”

 Director

The accompanying summary of significant accounting policies and notes are an integral part of these consolidated financial statements.

Caledonia Mining Corporation
Consolidated Statements of Changes in Shareholders’ Equity
(in thousands of Canadian dollars )

For the years ended December 31, 2008, 2007 and 2006

				Accumulated
				Other
		Share	Contributed	Comprehensive
	Note	Capital	Surplus	Income/(loss)	Deficit	Total
		$	$	$	$	$
Balance at December 31, 2005		180,053	923		(161,604)	19,372
Shares issued		10,573				10,573
Equity-based compensation expense			66			66
Net loss for the year					(5,675)	(5,675)
Balance at December 31, 2006		190,626	989		(167,279)	24,336
Change in Accounting Policy	1			31		31
Warrants exercised	5(d)	4,380				4,380
Adjustment to opening
Equity-based compensation expense	5 (c)		51			51
Investments revaluation to fair value	1			(88)		(88)
Net loss for the year					(4,615)	(4,615)
Balance at December 31, 2007		195,006	1,040	(57)	(171,894)	24,095
Shares issued	5(b)(v)	1,119				1,119
Equity-based compensation expense	5(c)		862			862
Investments revaluation to fair value	1			(10)		(10)
Reclassification adjustment for other than temporary decline in value				70		70
Net loss for the year					(4,940)	(4,940)
Balance at December 31, 2008		196,125	1,902	3	(176,834)	21,196

The accompanying summary of significant accounting policies and notes are an integral part of these consolidated financial statements.

Caledonia Mining Corporation
Consolidated Statements of Operations and Comprehensive Loss
(in thousands of Canadian dollars except per share amounts)

For the years ended December 31	2008	2007	2006
Revenue and operating costs	$	$	$
Revenue from sales	7,696	10,039	13,586
Operating costs (Note 11)	4,438	9,745	8,572
Gross profit	3,258	294	5,014

Costs and expenses
General and administrative	3,896	2,123	2,096
Interest (received)/paid (Note 9)	(385)	309	54
Amortization	397	18	40
Write-down of mineral properties	1,168	750	-
Exchange loss/(gain)	1,876	1,012	(143)
Other expense (income) (Note 8)	591	(17)	-
	7,543	4,195	2,047

Income (loss) before income tax and discontinued operations	(4,285)	(3,901)	2,967
Income tax (Note 6)	-	(5)	(652)
Net income(loss) from continuing operations	(4,285)	(3,906)	2,315

Loss from discontinued operations	(655)	(709)	(7,990)
Net loss	(4,940)	(4,615)	(5,675)
Revaluation of investments to fair value (Note 1)	(10)	(88)	-
Reclassification adjustment for other than temporary decline in value	70	-	-
Comprehensive loss	(4,880)	(4,703)	(5,675)

Net income/(loss) per share
Basic and diluted from continuing operations	(0.009)	(0.008)	0.005
Basic and diluted from discontinued operations	(0.001)	(0.001)	(0.018)
Basic and diluted for the year	(0.010)	(0.009)	(0.013)

The accompanying summary of significant accounting policies and notes are an integral part of these consolidated financial statements.

Caledonia Mining Corporation
Consolidated Statements of Cash Flows
(in thousands of Canadian dollars)

For the years ended December 31	2008	2007	2006
Cash provided by (used in)

Operating activities	$	$	$
Income(loss) from continuing operations	(4,285)	(3,906)	2,315

Adjustments to reconcile net cash from operations (Note 9)	2,228	908	161

Changes in non-cash working capital balances (Note 9)	(1,359)	1,318	(619)

(3,416)	(1,680)	1,857

Investing activities
Expenditures on capital assets and mineral properties	(2,713)	(3,250)	(2,657)
Investment in Blanket Mine net of cash received on acquisition (Note 19)	-	-	(859)
Proceeds on the sale of Barbrook Mine	9,359	-	-
	6,646	(3,250)	(3,516)

Financing activities
Bank overdraft	(13)	13	(3)
Issue of share capital net of issue costs	1,119	4,380	7,559
	1,106	4,393	7,556

Cash flow from discontinued operations
Operating activities	(646)	(680)	(4,551)
Investing activities	-	-	(922)
Financing activities	-	6	(194)
Effect of foreign currency translation on cash	-	(4)	(9)
	(646)	(678)	(5,676)

Effect of foreign currency translation on cash	(112)	(7)	1
Increase (decrease) in cash for the year	3,578	(1,222)	222
Cash and cash equivalents, beginning of year	76	1,298	1,076
Cash and cash equivalents, end of year	3,654	76	1,298

Cash and cash equivalents at end of year relate to:
Continuing operations	3,652	76	1,252
Discontinued operations	2	-	46
	3,654	76	1,298

See Note 9 for supplementary cash flow information

The accompanying summary of significant accounting policies and notes are an integral part of these consolidated financial statements.

Caledonia Mining Corporation

Summary of Significant Accounting Policies

(in thousands of Canadian Dollars)   December 31, 2008, 2007 and 2006

Nature of Business

The Corporation is engaged in the acquisition, exploration and development of mineral properties for the exploitation of base and precious metals.  The ability of the Corporation to recover the amounts shown for its capital assets and mineral properties is dependent upon the existence of economically recoverable reserves; the ability of the Corporation to obtain the necessary financing to complete exploration and development; and future profitable production or proceeds from the disposition of such capital assets and mineral properties.

The Corporation operates in a number of operating segments but its assets located in Zimbabwe, including its interests in gold properties, are subject to a hyperinflationary environment and may be subject to sovereign risks, including political and economic instability, government regulations relating to mining, currency fluctuations and inflation, all or any of which may impede the Corporation's activities in this country or may result in the impairment or loss of part or all of the Corporation's interest in the properties.

Basis of Presentation and Going Concern

These consolidated financial statements have been prepared on the basis of a going concern, which contemplates that the Corporation will be able to realize assets and discharge liabilities in the normal course of business.  The Corporation’s ability to continue as a going concern is dependent upon attaining profitable operations, realising proceeds from the disposal of mineral properties and obtaining sufficient financing to meet its liabilities, its obligations with respect to operating expenditures and expenditures required on its mineral properties.

Measurement Uncertainties

Preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenues and expenses during the reporting period.  The more significant areas requiring estimates relate to mineral resources, future cash flows associated with capital assets and mineral properties.  Management’s calculation of reserves and resources and cash flows are based upon engineering and geological estimates and financial estimates including gold prices and operating costs.  The Corporation’s realization of its accounts receivable and its Blanket Mine assets are highly reliant on the monetary policies being implemented by the Zimbabwe government. The amount ultimately recovered could be materially different than the estimated values.

Principles of Consolidation

The consolidated financial statements include the accounts of the Corporation together with all its subsidiaries.  All significant inter-Corporation balances and transactions have been eliminated on consolidation.

The Corporation’s consolidated subsidiaries (all 100% owned) are:

Blanket Mine (1983) (Private) Limited (“Blanket”)	Caledonia Nama Limited (“Nama”)
Blanket (Barbados) Holdings Limited (“Barbados”)	Caledonia Western Limited (“Western”)
Caledonia Holdings (Africa) Limited (“CHA”)	Eersteling Gold Mining Corporation Limited ("Eersteling")
Caledonia Holdings Zimbabwe (Private) Limited (“CHZ”)	Fintona Investments (Proprietary) Limited (“Fintona”)
Caledonia Mining Services Limited (“CMS”)	Greenstone Management Services (Proprietary) Limited (“Greenstone”)
Caledonia Kadola Limited (“Kadola”)	Maid O’ The Mist (Pty) Ltd (“Maid”)
Caledonia Mining (Zambia) Limited (“CMZ”)	Mapochs Exploration (Pty) Ltd

Caledonia Mining Corporation

Summary of Significant Accounting Policies (continued)

(in thousands of Canadian Dollars)   December 31, 2008, 2007 and 2006

Cash and Cash Equivalents

Cash and cash equivalents represent cash on hand in operating bank accounts, and money market funds with initial maturities less than three months.

Inventories

These include gold in circuit (WIP) and bulk consumable stores.  WIP is valued at the lower of the cost of production, on an average basis, at the various stages of production or net realisable value if the cost of production exceeds the current gold price.  Bulk consumable stores are valued at the lower of cost or net realisable value on an average basis.

Investments

The marketable securities are recorded at fair value. Changes in fair value are recognized in the statements of operations and comprehensive loss except for losses that are considered other than temporary which are recognised in operations.

Revenue Recognition

Revenue from the sale of precious metals is recognized when the metal is delivered to the respective refineries, benefits of ownership are transferred and the receipt of proceeds is substantially assured.

Capital Assets

Producing Assets

Producing assets are recorded at cost less grants, accumulated amortization and write-downs.  Producing plant and equipment assets are amortized using the unit-of-production method on the ratio of tonnes of ore mined or processed to the estimated proven and probable mineral reserves as defined by the Canadian Institute of Mining, Metallurgy and Petroleum.

Other producing assets are amortized using the straight line method basis on the estimated useful lives of the assets.  The estimated life of the producing assets ranges up to 10 years. Repairs and maintenance expenditures are charged to operations; major improvements and replacements which extend the useful life of an asset are capitalized and amortized over the remaining useful life of that asset.  Eersteling Gold Mine remains for sale and is thus presented as assets for sale in these consolidated financial statements. Barbrook Mine was sold during 2008 but was presented as assets for sale in 2007 and 2006.

Non-Producing Assets

Non-producing assets are recorded at cost less write downs.  At the time of commercial production, the assets are reclassified as producing.  During non-producing periods, no amortization is recorded on plant and equipment but vehicles and computer equipment continue to be amortized.

Caledonia Mining Corporation

Summary of Significant Accounting Policies (continued)

(in thousands of Canadian Dollars)   December 31, 2008, 2007 and 2006

.

Assets held for sale and discontinued operations

Eersteling Gold Mining Corporation has been on care and maintenance since 1997and in 2007 the decision to sell Eersteling was taken by the Board. Despite the fact that the sale of Eersteling to Oretech Resources fell through in 2008, the property continues to be disclosed under assets held for sale as other interested parties are conducting due diligence investigations at the present time.

The components held for sale are as follows:

	Eersteling Gold Mine		Barbrook Mine
	2008	2007	2008	2007
	$	$	$	$
Capital assets and mineral properties	681	645	-	10,779
Current assets	106	78	-	88
Current liabilities	(16)	(38)	-	(1,549)
Asset retirement obligation	(314)	(204)	-	(107)

As a consequence of this decision, Eersteling Mine’s results for 2008 and prior years have been disclosed under discontinued operations. Revenue from discontinued operations is $0 ($60 in 2007 and $2,973 in 2006). The loss from discontinued operations for 2008 included a loss of $364 arising from the sale of Barbrook. There is no tax applicable to discontinued operations.

Mineral Properties

Producing Properties

When and if properties are placed in production, the applicable capitalized costs are amortized using the unit-of-production method as described above. Blanket Mine was acquired during 2006 and has been consolidated into these results from July 1, 2006 and, as such, has been presented as a producing asset in these consolidated financial statements.

Non-Producing Properties

Costs relating to the acquisition, exploration and development of non-producing resource properties which are held by the Corporation or through its participation in joint ventures are capitalized until such time as either economically recoverable reserves are established or the properties are sold or abandoned.

A decision to abandon, reduce or  expand activity on a specific project is based upon many factors including general and specific assessments of mineral reserves, anticipated future mineral prices, anticipated costs of developing and operating a producing mine, the expiration date of mineral property leases, and the general likelihood that the Corporation will continue exploration on the project.  However, based on the results at the conclusion of each phase of an exploration program, properties that are not suitable as prospects are re-evaluated to determine if future exploration is warranted and that carrying values are appropriate.

The ultimate recovery of these costs depends on the discovery and development of economic ore reserves or the sale of the properties or the mineral rights.  The amounts shown for non-producing resource properties do not necessarily reflect present or future values.

Caledonia Mining Corporation

Summary of Significant Accounting Policies (continued)

(in thousands of Canadian Dollars)   December 31, 2008, 2007 and 2006

Asset Impairment

Long-lived assets are reviewed for possible impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If changes in circumstances indicate that the carrying amount of an asset that an entity expects to hold and use may not be recoverable, future cash flows expected to result from the use of the asset and its disposition must be estimated. If the undiscounted value of the future cash flows is less than the carrying amount of the asset, impairment is recognised based on the fair value of the assets.

Asset retirement obligation

The fair value of the liability of an asset retirement obligation is recorded when it is legally incurred and the corresponding increase to the mineral property is depreciated over the life of the mineral property. The liability is adjusted over time to reflect an accretion element considered in the initial measurement at fair value and revisions to the timing or amount of original estimates and for draw downs as asset retirement expenditures are incurred.

Strategic Alliances

In the past the Corporation has entered into various agreements under which the participants earn a right to participate in the mineral property by incurring exploration expenditures in accordance with the conditions of the agreements. Upon satisfaction of the conditions of the agreement a joint venture may be formed with customary joint venture terms and provisions and then accounted for on a proportionate consolidation basis. Until a joint venture is formed, only the expenditures on the properties incurred by the Corporation are reflected in these consolidated financial statements. Currently there are no active strategic alliances that would result in a joint venture.

Foreign Currency Translation

Balances of the Corporation denominated in foreign currencies and the accounts of its foreign subsidiaries are translated into Canadian dollars as follows:

(i)

monetary assets and liabilities at period end rates;

(ii)

all other assets and liabilities at historical rates, and

(iii)

revenue and expense transactions at the average rate of exchange prevailing during the period.

Exchange gains or losses arising on these translations are reflected in income in the year incurred.

Blanket is a self-sustaining operation and operates in Zimbabwe in a hyper inflationary economy. Accordingly the results of these operations have been translated into Canadian Dollars using the temporal method. Included in the statement of operations and comprehensive loss is an exchange loss of $1,899 (loss $1,203 – 2007, gain $291 -2006) relating to the translation of Blanket Mine.

Income Taxes

The Corporation accounts for income taxes using the asset and liability method.  Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.  Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled.  The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment or enactment occurs.

Caledonia Mining Corporation

Summary of Significant Accounting Policies (continued)

(in thousands of Canadian Dollars)   December 31, 2008, 2007 and 2006

Equity-based compensation

The Corporation operates a share option plan as described in note 5(c).  The Corporation accounts for equity-based compensation granted under such plans using the fair value method of accounting. Under such method, the cost of equity-based compensation is estimated at fair value and is recognized in the statement of operations and comprehensive loss as an expense.  This cost is amortized over the relevant vesting period for grants to directors, officers and employees, and measured in full at the earlier of performance completion or vesting for grants to non-employees.  Any consideration received by the Corporation on exercise of share options together with amounts previously credited to contributed surplus for these options is credited to share capital.

Financial Instruments

All financial instruments are classified into one of the following five categories: held for trading, held-to-maturity, loans and receivables, available-for-sale financial assets, or other financial liabilities. Initial and subsequent measurement and recognition of changes in the value of financial instruments depends on their initial classification.

The various assets and liabilities were classified as follows on adoption:

1.

Cash and cash equivalents are classified as “assets held for trading”. They are stated at fair value and any gains/losses arising on revaluation at the end of each period are included in the statement of operations. The Corporation has no derivative financial instruments that would have been classified on a similar basis.

2.

Investments are classified as “assets available for sale”. Investments are presented at fair value and the gains/losses arising from their revaluation at the end of each quarter will be included in comprehensive income. When a decline in fair value is other than temporary, the accumulated loss that had been recognized directly in comprehensive income is removed from accumulated other comprehensive income and recognized in net income even though the financial asset has not been derecognized.

3.

Trade receivables are classified under “loans and receivables”. They are recorded at their original cost which is deemed their fair value at that time. Subsequent measurement will be at amortized cost using the effective interest rate method.

4.

Bank overdraft is classified as “other financial liability” as there is a contractual obligation to deliver cash. It is measured at fair value which is the carrying value plus accrued interest. It is stated at fair value and any gains/losses arising on revaluation at the end of each period are included in the statement of operations and comprehensive loss.

5.

Accounts payable and long term liability are classified under “other financial liability”. They are recorded at their fair value upon initial recognition. Subsequent measurement will be at amortized cost using the effective interest rate method.

Changes in accounting policies:

(i)

Financial Instruments – Disclosures

Effective January 1, 2008, the Corporation adopted the new recommendations of CICA Handbook Section 3862, Financial Instruments - Disclosures; Section 3863, Financial Instruments – Presentation.

Section 3862 on financial instrument disclosures, provides guidance on disclosures in the financial statements to enable users of the financial statements to evaluate the significance of financial instruments to the Corporation’s financial position and performance and about risks associated with both recognized and unrecognized financial instruments and how these risks are managed. The new Section requires qualitative and quantitative information relating to concentrations of risk, credit risk, liquidity risk and price risk currently found in Section 3861.

Caledonia Mining Corporation

Summary of Significant Accounting Policies (continued)

(in thousands of Canadian Dollars)   December 31, 2008, 2007 and 2006

Section 3863 carries forward unchanged the presentation requirements of Section 3861. This Section establishes standards for presentation of financial instruments and non-financial derivatives. It deals with the classification of financial instruments, from the perspective of the issuer, between liabilities and equity, the classification of related interest, dividends, losses and gains, and the circumstances in which financial assets and financial liabilities are offset.  The Corporation has included disclosures recommended by these sections in Note 17 in the consolidated financial statements.

(ii)

Capital Disclosures

Effective January 1, 2008, the Corporation adopted the new recommendations of CICA Handbook Section 1535- Capital Disclosures. Section 1535 requires the disclosure of an entity’s objectives, policies and processes for managing capital as well as quantitative data about what the entity regards as capital. Disclosure of externally imposed capital requirements is also required and whether the entity has complied with these and, if not, the consequences.

The Corporation has included disclosures recommended by the new section in Note 18 in the consolidated financial statements.

(iii)  Financial Statements Presentation

Effective January 1, 2008, the Corporation adopted the new recommendations of CICA amended Handbook Section 1400-General Standards of Financial Statements Presentation. The section provides revised guidance related to management’s responsibility to assess and disclose the ability of an entity to continue as a going concern. There was no impact on the financial statements due to the adoption of these amendments.

 (iv)

 Inventories:

Effective January 1, 2008, the Corporation adopted the new recommendations of the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3031, Inventories. This standard provides guidance on the determination of cost and its subsequent recognition as an expense, including any write-downs to net realizable value.  It also provides guidance on the cost formulas that are used to assign costs to inventories and requires the reversal of write downs, if applicable, on inventory. There were no changes to the Corporation’s accounting policies required on implementation of this standard. Additional disclosures required by the standard are included in Note 11.

Recently issued accounting pronouncements issued and not yet effective

International Financial Reporting Standards (“IFRS”)

In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008 the AcSB announced that 2011 is the changeover date for public accountable companies to use IFRS, replacing Canada's own GAAP. The transition date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Corporation for the year ended December 31, 2010. While the Corporation has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time. All of the Companies foreign subsidiaries operate in environments where IFRS has already been adopted.

Caledonia Mining Corporation

Summary of Significant Accounting Policies (continued)

(in thousands of Canadian Dollars)   December 31, 2008, 2007 and 2006

Goodwill and intangible assets

In February 2008, the Canadian Institute of Chartered Accountants (“CICA”) issued Section 3064 Goodwill and intangible assets, replacing Section 3062, Goodwill and other intangible assets.  The new Section will be applicable to financial statements relating to fiscal years beginning on or after October 1, 2008.  Accordingly, the Corporation will adopt the new standards for its fiscal year beginning January 1, 2009.  It establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises.  Standards concerning goodwill are unchanged from the standards included in the previous Section 3062.  The Corporation is currently evaluating the impact of the adoption of this new Section on its consolidated financial statements.

Business Combinations

In January 2009, the CICA issued Handbook Sections 1582 – Business Combinations, 1601 – Consolidated Financial Statements and 1602 – Noncontrolling Interests which replace CICA Handbook Sections 1581 – Business Combinations and 1600 – Consolidated Financial Statements. Section 1582 establishes standards for the accounting for business combinations that is equivalent to the business combination accounting standard under International Financial Reporting Standards (“IFRS”). Section 1582 is applicable for the Corporation’s business combinations with acquisition dates on or after January 1, 2011. Early adoption of this Section is permitted. Section 1601 together with Section 1602 establishes standards for the preparation of consolidated financial statements. Section 1601 is applicable for the Corporation’s interim and annual consolidated financial statements for its fiscal year beginning January 1, 2011. Early adoption of this Section is permitted. If the Corporation chooses to early adopt any one of these Sections, the other two sections must also be adopted at the same time.

Caledonia Mining Corporation

Notes to the Consolidated Financial Statements

(in thousands of Canadian Dollars unless otherwise indicated and except for share and per share amounts)

December 31, 2008, 2007 and 2006

1.

Investments

On May 9, 2002, the Corporation participated in a private placement of the purchase of shares of Motapa Diamonds Inc. (“Motapa”) at a cost of $79.  The shares of Motapa are listed on the TSX Venture Exchange in Canada.

The adoption of CICA Handbook Sections 3855 and 1530, retrospectively from January 1, 2007, determined that the Corporation’s investments in Motapa Diamonds Inc. and in Old Mutual Plc were classified as instruments “available for sale” and they are thus recorded at fair value. The adjustment upon adoption of these sections was an increase in marketable securities and other comprehensive income of $31. The adjustment to the fair value during 2008 of an unrealized loss of $10 ($88 loss- 2007) is recorded in comprehensive income. As the decline in the value of the Motapa investment is seen as other than temporary the accumulated write down of $70 has been removed from comprehensive income and is expensed in the statement of operations and comprehensive income/(loss).

The fair value of the investment in Motapa Diamonds Inc is $9 ($20 – 2007) and the fair value of the shares held in Old Mutual Plc is $3 ($2- 2007).

2.

Capital Assets

	2008
	Cost (1)	Accumulated Amortization	Net Book Value
	$	$	$
Land – plant sites	12	-	12
Plant and equipment
- producing (2)	24	4	20
- non-producing (3)	229	229	-
Office equipment	908	858	50
Vehicles	387	296	91
	1,560	1,387	173

	2007
	Cost (1)	Accumulated Amortization	Net Book Value
	$	$	$
Land – plant sites	12	-	12
Plant and equipment
- producing (2)	24	1	23
- non-producing (3)	229	229	-
Office equipment	887	838	49
Vehicles	387	258	129
	1,539	1,326	213

(1)

Cost is comprised of the original cost of the asset, less write-downs, removal of cost for disposals and government grants.

(2)

The producing plant and equipment relates to the Blanket operation which effective October 2008 has suspended gold production.

(3)

The net book value of non-producing plant and equipment represents Zambian operations.

Caledonia Mining Corporation

Notes to the Consolidated Financial Statements

(in thousands of Canadian Dollars unless otherwise indicated and except for share and per share amounts)

December 31, 2008, 2007 and 2006

Amortization of $77 ($18 – 2007) was charged against Capital Assets.

3.

Mineral Properties

	2008
	Cost (1)	Accumulated Amortization	Net Book Value
Producing:	$	$	$
Blanket, Zimbabwe - gold property	5,006	303	4,703
Non-producing - exploration:
Rooipoort , South Africa	4,399	-	4,399
Goedgevonden, South Africa(3)	-	-	-
Nama, Zambia	5,464	-	5,464
Mulonga, Zambia(2)	-	-	-
	14,869	303	14,566

	2007
	Cost (1)	Accumulated Amortization	Net Book Value
Producing:	$	$	$
Blanket, Zimbabwe - gold property	4,951	2	4,949
Non-producing - exploration:
Rooipoort , South Africa	4,236	-	4,236
Goedgevonden, South Africa	102	-	102
Nama, Zambia	3,094	-	3,094
Mulonga, Zambia(2)	1,044	-	1,044
	13,427	2	13,425

(1)

Cost is comprised of the original cost of the asset, less write-downs, removal of cost for disposals and government grants, and includes the capitalized value of the estimated asset retirement obligations.

(2)

The Corporation had entered into strategic alliances with a third party on a Zambian property (Mulonga) valued at $0 ($1,044 – 2007).  The Zambian strategic alliance partner, Motapa Diamonds Inc., has terminated the strategic alliance agreement. The Corporation has applied for a retention licence over the properties.  All interest in the strategic alliance will be transferred to the Corporation by Motapa Diamonds Inc. As a consequence of the current economic climate, lack of exploration in the past 2 years and no planned expenditure for 2009 the Mulonga property has been fully written down to $Nil. It is still the Corporation’s intention to form a joint venture with a new strategic partner.

(3)

Due to the current economic climate, lack of exploration expenditure in the past 2 years, no planned expenditure for 2009 and the fact that prospecting licences are still to be granted, the Goedgevonden property has been written down to $Nil in 2008.

Amortization of $301 ($2 – 2007) was charged against Mineral Properties.

Caledonia Mining Corporation

Notes to the Consolidated Financial Statements

(in thousands of Canadian Dollars unless otherwise indicated and except for share and per share amounts)

December 31, 2008, 2007 and 2006

The recoverability of the carrying amount of the South African and Zambian mineral properties is dependent upon the availability of sufficient funding to bring the properties into commercial production, the price of the products to be recovered, the exchange rate of the local currency relative to the US dollar and the undertaking of profitable mining operations. As a result of these uncertainties, the actual amount recovered may vary significantly from the carrying amount.

4.

Asset Retirement Obligation

	2008	2007
	$	$
Continuing operation	732	811
Accretion expense	19	35
Foreign exchange loss (gain)	88	(114)
Closing balance – continuing operations	839	732

Discontinued operations
Opening balance	311	364
Accretion expense	20	-
Sale of Barbrook Mine	(107)	-
Foreign exchange loss (gain)	90	(53)
Closing balance – held for sale	314	311

The asset retirement obligations relate to Blanket Mine $839 ($732 – 2007), Barbrook Gold Mine $0 ($107 - 2007) and Eersteling Gold Mine $314 ($204 - 2007) and are estimates of costs of rehabilitation at the end of the mine life, increased annually for accretion expense at a rate of 5%. The undiscounted obligation for the Blanket Mine is $1,280 ($1,499 - 2007). During the year the expected life of the Blanket Mine has been extended by one year.

5.

Share Capital

(a)

Authorized

An unlimited number of common shares

An unlimited number of preference shares.

(b)

Issued

	Number of Shares	Amount
Common shares		$
Balance, December 31, 2005	370,715,136	180,053
Issued pursuant to private placement (i)	15,437,626	1,475
Issued pursuant to a private placement (ii)	34,828,259	3,924
Issued pursuant to acquisition (ii)	20,000,000	3,014
Issued pursuant to a private placement (iii)	17,000,000	2,160
Balance - December 31 , 2006	457,981,021	190,626
Warrants exercised (iv)	29,888,259	4,380
Balance - December 31 , 2007	487,869,280	195,006
Issued pursuant to a private placement (v)	12,300,000	1,119
Balance - December 31 , 2008	500,169,280	196,125

Caledonia Mining Corporation

Notes to the Consolidated Financial Statements

(in thousands of Canadian Dollars unless otherwise indicated and except for share and per share amounts)

December 31, 2008, 2007 and 2006

 (i)

During December 2005, the Corporation commenced a private placement to raise $3,496.  As at December 31, 2005, the first closing raised gross proceeds of $1,875 comprising 17,850,000 units. The balance of the offering was received by February 2006 upon completion of the second to fourth closings. A total of 33,287,626 units priced at $0.105 were subscribed for all closings. Each unit consisted of one common share and one common share purchase warrant.  The common share purchase warrants are exercisable for one common share at $0.20 per whole warrant for a period of 24 months from the date of issuance.

The private placement agent was paid a commission of 9% of the gross proceeds raised. Cash commissions paid on the first closing amounted to $168 and has been charged to share capital in 2005.

(ii)

In April 2006 the Corporation, in a private placement, raised $3,924 after expenses from the sale of 34,828,259 units.  Each unit consists of one common share and one share purchase warrant. The common share purchase warrants are exercisable for one common share at $0.15 per warrant for a period of 12 months from the date of the issuance.

In April 2006 the Corporation acquired 100% of the shares in Blanket (Barbados) Holdings Limited (“Barbados”). Barbados owns through a holding company 100% of the shares of Blanket Mine (1983) (Private) Limited. The purchase price consideration was made up of $1,120 in cash and by the issue of 20,000,000 shares at an assigned value of $3,009.

(iii)

In July 2006 the Corporation, in a private placement, raised $2,160 after expenses from the sale of 17,000,000 units, each consisting of one common share and one share purchase warrant. The common share purchase warrants are exercisable for one common share at $0.16 per warrant for a period of 12 months from the date of the issuance.

(iv)

In April and May 2007, shareholders holding 29,888,259 warrants at $0.15 each exercised the warrants raising $4,380 after expenses.

(v)

In February 2008 the Corporation, in a private placement, raised $1,119 after expenses from the sale of 12,300,000 units.  Each unit consists of one common share and one common share purchase warrant at $0.15 exercisable before February 21, 2009.  These warrants expired unexercised on February 21, 2009.

 (c)

Stock Option Plans and Equity Based Compensation

The Corporation has established incentive stock option plans (the "Plans") for employees, officers, directors, consultants and other service providers. Under the current plan the maximum term of the options is 5 years.  Under the Plans the aggregate number of shares that may be issued will not exceed 10% of the number of the shares issued of the Corporation and, as at December 31, 2008, the Corporation has the following options outstanding:

Number of Options	Exercise Price-$	Expiry Date
9,950,000	0.235	April 24, 2012
150,000	0.345	June 2, 2012
410,000	0.260	April 29, 2014
4,000,000	0.110	February 15, 2015
1,000,000	0.140	July 10, 2010
300,000	0.125	May 11, 2016
200,000	0.110	January 23, 2017
1,300,000	0.1125	May 31, 2012
1,000,000	0.155	July 1, 2013
15,820,000	0.155	Mar 18, 2013
34,130,000	0.173

Caledonia Mining Corporation

Notes to the Consolidated Financial Statements

(in thousands of Canadian Dollars unless otherwise indicated and except for share and per share amounts)

December 31, 2008, 2007 and 2006

The continuity of the options granted, exercised, cancelled and expired under the Plans during 2008, 2007 and 2006 are as follows:

	Number of Options	Weighted Avg. Exercise Price
		$
Options outstanding at December 31, 2005	16,898,000	0.21
Granted	450,000	0.13
Forfeited or expired	(110,000)	(0.27)
Options outstanding at December 31, 2006	17,238,000	0.21
Forfeited or expired	(150,000)	(0.115)
Granted	200,000	0.11
Granted	1,300,000	0.1125
Options outstanding at December 31, 2007	18,588,000	0.198
Forfeited or expired	(1,778,000)	(0.28)
Granted	17,320,000	0.155
Options outstanding at December 31, 2008	34,130,000	0.173
Options exercisable at December 31, 2008	33,696,667	0.173

   The weighted average remaining contractual life of the outstanding options is 4.1 years (2007 - 5.8 years)

The options to purchase common shares noted above, have been granted to directors, officers, employees and service providers at exercise prices determined by reference to the market value of the common shares on the date of grant.  The vesting of options is made at the discretion of the board of directors at the time the options are granted. As of December 31, 2008 there are 15,886,928 stock options available to grant.

During 2008, equity based compensation expense of $862 for the grant of 16,990,000 fully vested options was charged to expense and credited to contributed surplus (2007 - $61 for 1,500,000; 2006 - $81 for 450,000). The weighted average grant date fair value of options was $862 (2007 - $84, 2006 - $81).

The fair value of compensation expenses noted above was estimated using the Black-Scholes Option Pricing Model with the following assumptions for the periods ended December 31, 2008, 2007 and 2006.

	2008	2007	2006
Risk-free interest rate	3%	3 – 4%	3 - 4%
Expected dividend yield	Nil	Nil	Nil
Expected stock price volatility	55-62%	60 – 65%	70 – 78%
Expected option life in years	5	3 – 5	3 – 5

Option pricing models require the input of highly subjective assumptions including the expected price volatility.  Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Corporation’s stock options.

Caledonia Mining Corporation

Notes to the Consolidated Financial Statements

(in thousands of Canadian Dollars unless otherwise indicated and except for share and per share amounts)

December 31, 2008, 2007 and 2006

(d)

Warrants

The Corporation has issued the following common share purchase warrants pursuant to private placements which are outstanding as of December 31, 2008:

Number of Warrants	Shares for Warrants	Exercise Price	Expiry Date
12,300,000	1 for 1	$0.15	February 21, 2009

The detail of the warrants issued is detailed below.

Number	Description	Exercise Price	Expiry
		$
12,300,000	Common share purchase warrants	0.15	Until February 21, 2009

The continuity of warrants issued and outstanding is as follows:

Number of Warrants
Outstanding December 31, 2005	17,850,000
Issued pursuant to private placements	67,265,885
Outstanding December 31, 2006	85,115,885
Exercised	(29,888,259)
Expired	(39,790,000)
Outstanding December 31, 2007	15,437,626
Expired	(15,437,626)
Issued pursuant to private placement	12,300,000
Outstanding December 31, 2008	12,300,000

These warrants expired unexercised on February 21, 2009

6.

Income Taxes

The following table reconciles the expected income tax recovery at the Canadian statutory income tax rate to the amounts recognized in the consolidated statements of operations for continuing operations:

	2008	2007	2006
Income tax rate	33.5%	36.12%	36.12%
	$	$	$
Income taxes (recovery) at statutory rate	(1,436)	(1,409)	1,072
Tax rate difference	259	541	(167)
Foreign currency difference	83	0	(28)
Permanent differences	87	36	170
Interest at special rates subject to withholding tax	-	5	-
Losses expired	(576)	216	-
Change in tax rate	186	1,153	847
Change in valuation allowance	1,397	(537)	(1,242)
Current income tax	-	5	652

Caledonia Mining Corporation

Notes to the Consolidated Financial Statements

(in thousands of Canadian Dollars unless otherwise indicated and except for share and per share amounts)

December 31, 2008, 2007 and 2006

The following table reflects future income tax assets and liabilities

	2008	2007	2006
	$	$	$
Non-capital loss carry forwards	11,411	10,181	10,009
Unrealized foreign exchange	158	249	1,422
Site reclamation costs	91	137	-
Other	304	2	-
Capital assets	(1)	(3)	(328)
Valuation allowance	(11,963)	(10,566)	(11,103)
	-	-	-

The Corporation has available tax losses for income tax purposes of approximately $36,985 (2007 - $32,830 and 2006 - $30,598) in Canada and South Africa which may be carried forward to reduce taxable income derived in future years.

The expiry of these losses is as follows:

Year	Amount
$
2028	2,260
2027	3,054
2026	2,780
2015	1,863
2014	1,583
2010	18,984
2009	3,611

No expiry	2,850
36,985

A valuation allowance has been provided as the potential income tax benefits of these carry-forward non-capital losses and deductible temporary differences and the realization thereof is not considered more likely than not.

The Corporation also has approximately $70,713 in capital losses which can be applied to reduce future capital gains.  The right to claim these capital losses is carried forward indefinitely but can only be claimed against capital gains. The Corporation also has the following expenses which are available to be applied against future income for income tax purposes:

Canadian exploration and development expenses	7,560
Foreign exploration and development expenses	1,811

For discontinued operations, the Corporation’s effective tax rate, which differs from the Canadian statutory income tax rate, may be reconciled as follows:

Caledonia Mining Corporation

Notes to the Consolidated Financial Statements

(in thousands of Canadian Dollars unless otherwise indicated and except for share and per share amounts)

December 31, 2008, 2007 and 2006

	2008	2007	2006
	$	$	$
Basic rate applied to pre-tax loss	(219)	(256)	(2,886)
Losses and other benefits not recognised	219	256	2,886
	-	-	-

7.

Net Income/(Loss) Per Share

The net income/(loss) per share figures have been calculated using the weighted average number of common shares outstanding during the respective fiscal years which amounted to 498,450,650 (2007 -477,930,290; 2006 – 423,838,628;).  Fully diluted income/(loss) per share has also been calculated only for 2006 as the Corporation achieved an income before discontinued operations. Fully diluted income/(loss) per share have not been calculated for 2008 or 2007 as it would be anti-dilutive.   The fully diluted number of shares amounts to 499,217,712 (2007 - 478,553,886 and 2006 – 425,984,395).

8.

Other Expense (Income)

Other expense (income) is comprised of the following:

	2008	2007	2006
	$	$	$
Fair value adjustment to RBZ accounts receivable	526	-	-
Reclassification adjustment for other than temporary decline in value	70	-	-
Other	(5)	(17)	-
	591	(17)	-

9.

Statement of Cash Flows

Items not involving cash are as follows:

	2008	2007	2006
	$	$	$
Amortization	397	18	40
Rehabilitation accretion incl. foreign currency adjustment	275	35	81
Equity based compensation expense	862	61	81
Blanket long term liability	(11)	-	(35)
Write down of mineral properties	1,168	750	-
Reclassification adjustment for other than temporary decline in value	70	-	-
Unrealized foreign exchange	(482)	-	-
Other	(51)	44	(6)
	2,228	908	161

Caledonia Mining Corporation

Notes to the Consolidated Financial Statements

(in thousands of Canadian Dollars unless otherwise indicated and except for share and per share amounts)

December 31, 2008, 2007 and 2006

The net changes in non-cash working capital balances for operations are as follows:

	2008	2007	2006
	$	$	$
Accounts payable	(1,973)	(1,832)	1,408
Accounts receivable	(374)	(651)	1,217
Inventories	1,026	3,653	(3,263)
Prepaid expenses	(10)	44	334
Assets held for sale	(28)	104	(315)
	(1,359)	1,318	(619)

Supplemental cash flow Information:

	2008	2007	2006
	$	$	$
Interest paid	103	485	54
Interest received	(488)	(31)	-
Tax paid	-	-	237
Withholding tax paid on interest in Zimbabwe	-	5	-
Blanket acquisition	-	-	3,009

10.      Accounts Receivable

Included in accounts receivable is an amount owing by the Reserve Bank of Zimbabwe (“RBZ”) of $2,890 ($1,780 – 2007) for gold sold, plus interest accrued, during 2008. In the monetary policy statement announced by the Governor of the RBZ in February 2009, this debt was converted into a Special Tradable Gold-Backed Foreign Exchange Bond, with a term of 12 months and an 8% interest rate. This bond can be sold to any interested party locally, regionally or internationally at an agreed to time maturity discount. This bond plus interest is guaranteed by RBZ on maturity.

The Corporation has disclosed this receivable as a long term asset at its estimated fair value. The receivable has been written down by $526 to the estimated fair value at December 31, 2008. Due to the subsequent conversion of the receivable into a bond, the fair value was estimated by applying a risk premium of 18% to the bond value as if converted at the year end. Although it is the intention of the Corporation to sell the bond within the next 12 months due to a lack of a market to liquidate, the Corporation has classified the receivable as long term based on the legal term of the bond to January 31, 2010.

If the risk premium was increased by 5% the value of the receivable would reduce by a further $119.    If the risk premium was decreased by 5% the value of the receivable would increase by a further $130.

11.

Inventory

The only items valued at December 31, 2008 are the fast moving inventory items on hand at Blanket Mine at December 31, 2008 that have been purchased for the operations during 2008 which have been valued at $1,059 (2007 - $1,671).

Caledonia Mining Corporation

Notes to the Consolidated Financial Statements

(in thousands of Canadian Dollars unless otherwise indicated and except for share and per share amounts)

December 31, 2008, 2007 and 2006

Inventory items as at December 31	2008	2007
	$	$
Consumable stores	1,059	1,671
Gold in circuit	-	414
Total	1,059	2,085

During the year the Corporation wrote down inventory of $700 (2007 - $nil) related to its consumable stores.

The components of operating costs were as follows

	2008	2007
	$	$
Wages	1,510	3,125
Consumable materials (including amounts written down)	2,527	5,311
Reclamation accretion	19	36
Mine administration and safety	382	1,273
Total	4,438	9,745

12.

Related Party Transactions

The Corporation had the following related party transactions:

	2008	2007	2006
	$	$	$
Fees and allowances paid to a Corporation which provides the services of the Corporation's president	635(1)	560	534
Rent for office premises paid to a company owned by members of the President’s family	43	46	47
Interest paid to directors on outstanding fees and expenses	4	-	-
Consulting fees paid to Directors	65	19	27
Legal fees paid to a law firm where a Director is a partner	117	85	42
Fees, allowances and interest paid to the Chairman of the Board net of accruals	334	46	44

(1)

Included in this amount is $63 back pay for prior years.

The Corporation has entered into a management agreement with Epicure Overseas S.A. (“Epicure”), a Panamanian corporation, for management services provided by the president.  The Corporation is required to pay a base annual remuneration adjusted for inflation and bonuses set out in the agreement. In the event of a change of control of the Corporation, Epicure can terminate the agreement and receive a lump sum payment equal to 200% of the remuneration for the year that the change occurs.

On January 31, 2005, the Corporation entered into an agreement (the “Chairman’s Agreement”) with the Corporation’s Chairman for services as the non-executive Chairman of the board of directors of the Corporation.  The Chairman’s Agreement provides for the payment of an annual fee and a fee for services provided by the Chairman.  The Chairman’s Agreement provides that the fees will be reviewed annually by the Chairman and the Corporation’s compensation committee with the object that the parties will bona fide negotiate any changes in the fees.  No such reviews subsequent to the above date have been made by the Chairman and the compensation committee.

Caledonia Mining Corporation

Notes to the Consolidated Financial Statements

(in thousands of Canadian Dollars unless otherwise indicated and except for share and per share amounts)

December 31, 2008, 2007 and 2006

These related party transactions were in the normal course of operations and are recorded at the exchange amount.  The Corporation has the following related party balances:

	2008	2007	2006
Included in accounts payable	$	$	$
- owing to a Corporation that provides the services of the Corporation’s President	85	70	-
- owing to directors for unpaid salaries, consulting and directors’ fees	220	511	322
- unsecured loan due to a shareholder (1)	-	580	450

(1)

This refers to a short term loan received prior to the finalization of a private placement, subsequent to the year end in 2006 and 2007, of which this loan formed a part. The loan is unsecured and bears interest at prime plus 3%.

13.

Segmented Financial Information

The Corporation has been engaged directly or through subsidiaries in the production of and the exploration for precious metals in various geographical locations.

The Corporation’s operating segments have been identified based on geographic areas as follows:

	For the year ended December 31, 2008
	Corporate	Zimbabwe	South Africa	Zambia	Total
	$	$	$	$	$
Revenue from sales	12	7,684	-	-	7,696
Operating costs	-	(3,855)	(583)	-	(4,438)
General and administrative	(3,670)	(73)	(153)	-	(3,896)
Interest income	299	78	8	-	385
Amortization	-	(381)	(16)	-	(397)
Foreign exchange gains/(loss)	237	(1,899)	(102)	(112)	(1,876)
Write down of mineral property	-	-	(124)	(1,044)	(1,168)
Other income (expense)	(70)	(526)	5	-	(591)
Income (loss) for continuing operations	(3,192)	1,028	(965)	(1,156)	(4,285)
Discontinued operations (loss)	-	-	(655)	-	(655)
Income tax expense	-	-	-	-	-
Net income (loss) for the year	(3,192)	1,028	(1,620)	(1,156)	(4,940)
Identifiable assets – continuing operations	3,658	8,798	4,597	5,458	22,511
Identifiable assets – discontinued operations Capital and Current assets	-	-	787	-	787
Expenditures on capital assets & mineral properties continuing operations	-	90	253	2,370	2,713

Caledonia Mining Corporation

Notes to the Consolidated Financial Statements

(in thousands of Canadian Dollars unless otherwise indicated and except for share and per share amounts)

December 31, 2008, 2007 and 2006

	For the year ended December 31, 2007
	Corporate	Zimbabwe	South Africa	Zambia	Total
	$	$	$	$	$
Revenue from sales	5	10,034	-	-	10,039
Operating costs	-	(9,288)	(457)	-	(9,745)
General and administrative	(1,697)	(151)	(275)	-	(2,123)
Interest income (expense)	5	(316)	2	-	(309)
Amortization	-	(4)	(14)	-	(18)
Write off of mineral property	(750)	-	-	-	(750)
Other income (expense) incl. foreign exchange gains/(loss)	(6)	(1,811)	786	36	(995)
Income (loss) for continuing operations	(2,443)	(1,536)	42	36	(3,901)
Discontinued operations (loss)			(709)		(709)
Income tax expense		(5)			(5)
Net income (loss) for the year	(2,443)	(1,541)	(667)	36	(4,615)
Identifiable assets – continuing operations	106	9,257	4,415	4,124	17,902
Identifiable assets – discontinued operations Capital and Current assets	-	-	11,590	-	11,590
Expenditures on capital assets & mineral properties continuing operations	-	616	164	2,470	3,250

	For the year ended December 31, 2006
	Corporate	Zimbabwe	South Africa	Zambia	Total
	$	$	$	$	$
Revenue from sales	8	13,575	3	-	13,586
Operating costs	-	(8,121)	(451)	-	(8,572)
General and administrative	(1,787)	(100)	(209)	-	(2,096)
Interest	-	(54)	-	-	(54)
Amortization	-	(20)	(20)	-	(40)
Other income (expense) incl. foreign exchange gains/(loss)	(276)	292	128	(1)	143
Income (loss) for continuing operations	(2,055)	5,572	(549)	(1)	2,967
Discontinued operations (loss)	-	-	(7,990)	-	(7,990)
Income tax expense	-	(652)	-	-	(652)
Net income (loss) for the year	(2,055)	4,920	(8,539)	(1)	(5,675)
Identifiable assets – continuing operations	965	12,544	4,521	1,662	19,692
Identifiable assets – discontinued operations Capital and Current assets	-	-	11,764	-	11,764
Expenditures on capital assets & mineral properties continuing operations	-	1,998	382	277	2,657
Expenditures on capital assets & mineral properties – discontinued operations	-	-	922	-	922

Caledonia Mining Corporation

Notes to the Consolidated Financial Statements

(in thousands of Canadian Dollars unless otherwise indicated and except for share and per share amounts)

December 31, 2008, 2007 and 2006

14.

Contingent Liability

In the Share Sale Agreement dated May 12, 2006 pursuant to which the Corporation purchased 100% of the shares of Blanket, the Corporation agreed that it would, as soon as reasonably practicable after the Closing of the Agreement, cause Blanket to implement a share incentive scheme considered by the Directors to be in the best interests of Blanket, pursuant to which a percentage of the shares of Blanket will be deposited in a Trust for the benefit of the management and employees of Blanket.  As at December 31, 2008 no scheme had been established, nor were any shares of Blanket deposited in a Trust for the purposes of such a scheme.  The Corporation and the Board of Directors of Blanket have delayed the establishment of the required scheme pending clarity of the anticipated Zimbabwe laws relating to the indigenization of the mining industry, as it is recognized that the Zimbabwean laws when passed, will likely have a material impact on the structure of the proposed scheme and the percentage of the issued shares of Blanket required to be put into trust for the purposes of the scheme.

   15.      Long Term Liability

The long term liability refers to a provision for the Service Bonus Fund relating to employees at Blanket Mine in Zimbabwe. The fund was established in 1975 to provide a gratuity to permanent employees of Blanket Mine on cessation of employment at Blanket Mine for any reason apart from dismissal or resignation. The provision is built up by providing 15% of an employee’s basic salary per year up to a capped maximum.

This fund represents a defined contribution future employee benefit fund for which the funds have not been segregated by the Corporation. The expense for the year, representing the required contributions in the year, was $Nil ($2 – 2007).

16.

Comparative Figures

The prior period figures have been reclassified to conform to the current presentation.

17.

Financial Risk Exposure and Risk Management

The Corporation is exposed in varying degrees to a variety of financial instrument related risks by virtue of its activities. The overall financial risk management program focuses on preservation of capital, and protecting current and future Corporation assets and cash flows by reducing exposure to risks posed by the uncertainties and volatilities of financial markets.

The Board of Directors has responsibility to ensure that an adequate financial risk management policy is established and to approve the policy. The Corporation’s Audit Committee oversees management’s compliance with the Corporation’s financial risk management policy.

The fair value of the Corporation’s financial instruments approximate their carrying value unless otherwise noted. The types of risk exposure and the way in which such exposures are managed are as follows:

Caledonia Mining Corporation

Notes to the Consolidated Financial Statements

(in thousands of Canadian Dollars unless otherwise indicated and except for share and per share amounts)

December 31, 2008, 2007 and 2006

(a) Currency Risk

As the Corporation operates in an international environment, some of the Corporation’s financial instruments and transactions are denominated in currencies other than the Canadian Dollar. The results of the Corporation’s operations are subject to currency transaction risk and currency translation risk. The operating results and financial position of the Corporation are reported in Canadian dollars in the Corporation’s consolidated financial statements.

The fluctuation of the Canadian dollar in relation to other currencies will consequently have an impact upon the profitability of the Corporation and may also affect the value of the Corporation’s assets and the amount of shareholders’ equity.

As noted below, the Corporation has certain financial assets and liabilities denominated in foreign currencies. The Corporation’s Blanket operation is subject to a hyperinflationary environment in Zimbabwe, foreign creditors are denominated in Rands and local costs increase with inflation. As the official exchange rate is fixed and the effective buying power of the Zimbabwe Dollar decreases accordingly there could be a significant impact on the results of the operations. The Corporation does not use any derivative instruments to reduce its foreign currency risks.

As disclosed in Note 19 below, 12 zeroes were scrapped from the value of the Zimbabwe dollar in February 2009. As a result the Zimbabwe dollar liabilities disclosed below are effectively eliminated in their entirety.

Below is a summary of the cash or near cash items denominated in a currency other than the Canadian dollar that would be affected by changes in exchanges rates relative to the Canadian dollar. All values are in thousands.

C$‘000s	US Dollars	Zimbabwe Dollars	SA Rand
Cash	1	-	1,386
Accounts receivable	3,187	10	197
Accounts payable	-	175	64

The table below illustrates by how much a 5% change in the rate of exchange between the Canadian dollar and the currencies above will affect net income.

C$’000	US Dollars	Zimbabwe Dollars	SA Rand
Cash	-	-	69
Accounts receivable	159	1	10
Accounts payable	-	9	3

Caledonia Mining Corporation

Notes to the Consolidated Financial Statements

(in thousands of Canadian Dollars unless otherwise indicated and except for share and per share amounts)

December 31, 2008, 2007 and 2006

(b) Interest Rate Risk

Interest rate risk is the risk borne by an interest-bearing asset or liability as a result of fluctuations in interest rates.

Unless otherwise noted, it is the opinion of management that the Corporation is not exposed to significant interest rate risk as it is debt free and only utilizes overdraft facilities for short periods if necessary. The Corporation’s cash and cash equivalents include highly liquid investments that earn interest at market rates. The Corporation manages its interest rate risk by endeavoring to maximize the interest income earned on excess funds while maintaining the liquidity necessary to conduct operations on a day-to-day basis. The Corporation’s policy focuses on preservation of capital and limits the investing of excess funds to liquid term deposits in high credit quality financial institutions.

Cash held in foreign banks is subject to the interest rates ruling in those particular countries, this can have an effect on the results of the Corporation due to higher interest rates being paid in African countries compared to Canada. Cash held in interest bearing accounts amounted to $3,451. At December 31, 2008, with all other variables unchanged, a 1% change in interest rates would result in an increase or reduction of interest income of $35.

Fluctuations in market interest rates have not had a significant impact on the Corporation’s results of operations but the magnitude of deposits on hand has resulted in higher interest receipts.

(c) Concentration of Credit Risk

Credit risk is the risk of a financial loss to the Corporation if a gold sales customer fails to meet its contractual obligation. Credit risk arises principally from the Corporation’s receivables from the Reserve Bank of Zimbabwe (“RBZ”) which is the sole buyer of gold produced in Zimbabwe, in terms of legislation.

At December 31, 2007 the RBZ owed Blanket US$1,780,000 and at December 31, 2008 this had increased to US$2,400,000 (at fair value) despite having received two payments of US$325,000 and US$1,125,000 and having paid roughly US$806,000 to various suppliers in Zimbabwe from the amounts due by RBZ. The lack of foreign currency in Zimbabwe affects all business sectors and management maintains close relations with RBZ to ensure payments are made whenever necessary, to sustain operations, within the capabilities of the RBZ.

In the Monetary Policy Statement announced by RBZ on April 30, 2008 an exporter who is owed foreign currency by RBZ is now allowed to sell the currency to a willing buyer through the commercial bank system at a negotiated rate.

 (d) Liquidity Risk

Liquidity risk is the risk that the Corporation will not be able to meet its financial obligations as they fall due.

The Corporation manages its liquidity by ensuring that there is sufficient capital to meet its likely cash requirements, after taking into account cash flows from operations and the Corporation’s holdings of cash and cash equivalents. The Corporation believes that these sources will be sufficient to cover the

Caledonia Mining Corporation

Notes to the Consolidated Financial Statements

(in thousands of Canadian Dollars unless otherwise indicated and except for share and per share amounts)

December 31, 2008, 2007 and 2006

anticipated cash requirements. Senior management is also actively involved in the review and approval of planned expenditures by regularly monitoring cash flows from operations and anticipated investing and financing activities.

Due to the hyperinflationary environment in Zimbabwe the Zimbabwe dollar based local insurance coverage was valueless and therefore terminated by the year end. The lack of foreign currency and the magnitude of the potential premiums prevented Blanket from acquiring insurance coverage in US dollar terms. As a result Blanket is uninsured for any loss. This matter will be addressed as soon as foreign currency funds are available on a sustained basis. Blanket in Zimbabwe continues to be self funding.

(e) Commodity Price Risk

The value of the Corporation’s mineral resource properties is related to the price of gold, platinum and cobalt, and the outlook for these minerals. In addition, adverse changes in the price of certain raw materials can significantly impair the Corporation’s cash flows.

Gold prices historically have fluctuated widely and are affected by numerous factors outside of the Corporation's control, including, but not limited to, industrial and retail demand, central bank lending, forward sales by producers and speculators, levels of worldwide production, short-term changes in supply and demand because of speculative hedging activities, and macro-economic variables, and certain other factors related specifically to gold.

The major factor influencing commodity price risk is that RBZ does not pay Blanket market value for gold produced. The amount paid is dependent on the exchange rate applied by the RBZ at the time of the transaction which results in a discount on the Zimbabwe dollar value received on the market price of the gold.

18.       Capital Management

The Corporation’s objectives when managing capital are to safeguard its ability to continue as a going concern in order to pursue the mining operations and exploration potential of the mineral properties.

The Corporation’s capital includes short-term debt, long-term debt and equity, comprising issued common shares, contributed surplus, accumulated deficit and accumulated other comprehensive income.

The Corporation’s primary objective with respect to its capital management is to ensure that it has sufficient cash resources to maintain its ongoing operations, to provide returns for shareholders, accommodate any asset retirement obligation and to pursue growth opportunities.

In order to maximize ongoing exploration efforts, the Corporation does not pay dividends.

As at December 31, 2008, the Corporation is not subject to externally imposed capital requirements and there has been no change with respect to the overall capital risk management strategy.

Caledonia Mining Corporation

Notes to the Consolidated Financial Statements

(in thousands of Canadian Dollars unless otherwise indicated and except for share and per share amounts)

December 31, 2008, 2007 and 2006

Shareholders’ Equity
	As at December 31, 2008	As at December 31, 2007
Issued common shares	196,125	195,006
Contributed surplus	1,902	1,040
Other comprehensive income	3	(57)
Deficit	(176,834)	(171,894)
Total	21,196	24,095

19.

Acquisition of Blanket Mine

During 2006 Caledonia Mining Company through its wholly owned subsidiary Caledonia Holdings (Africa) Limited purchased 100% of the shares in Blanket (Barbados) Holdings Limited (“Barbados”) from Kinross Gold Corporation.  “Barbados” owns 100% of the shares in Caledonia Holdings Zimbabwe Limited who owns 100% of the shares in Caledonia Mining Services (Private) Limited (dormant) and Blanket Mine (1983) (Private) Limited.

The effective date of the share sale agreement was April 1, 2006 but Caledonia Mining Corporation effectively only took control after payment of the purchase price and thus the Zimbabwe operations are consolidated into the results of Caledonia Mining Corporation from July 1, 2006.

The purchase price consideration was made up of $1,120 (US$1,000) in cash and by the issue of 20,000,000 shares in Caledonia Mining Corporation at an assigned value of $3,009. This resulted in an effective purchase consideration of $4,129.

The allocation of the purchase price is presented in the abridged balance sheet below:

$
Current Assets	4,548
Capital Assets and Mineral Properties	2,519
Total Assets	7,067

Current Liabilities	(2,107)
Other Long Term Liabilities	(831)
Total Liabilities	(2,938)

Total Purchase Consideration	4,129

There are no outstanding purchase price considerations.

Caledonia Mining Corporation

Notes to the Consolidated Financial Statements

(in thousands of Canadian Dollars unless otherwise indicated and except for share and per share amounts)

December 31, 2008, 2007 and 2006

20.

Subsequent Events

Zimbabwe Monetary Policy announcement.

In the February 2009, as a result of RBZ Monetary Policy announcement and a revised budget presentation announced in March, 2009 significant changes were made to the rules governing gold production in Zimbabwe, in summary these are:

•

all changes are effective February 1 , 2009

•

each gold producer who delivers gold to Fidelity Printers and Refiners (“Fidelity”) will be issued with a gold export certificate by Fidelity and will then be entitled to market and ship the gold to a refiner of their choice.

•

the net export proceeds from the sale of the gold will be paid by the refinery into the producers foreign currency account (“FCA”) at a Zimbabwean commercial bank.

•

the producer will be entitled to retain 100% of the proceeds indefinitely in their FCA. The gold producer will be entitled to access gold loans, collateralised by physical gold retained.

Any amounts owing by RBZ to the gold producer for previously unpaid gold sales will be converted into Special Tradeable Gold-backed Foreign Exchange Bonds (“Bond”) that have the following features;

o

Term of 12 months

o

Interest at 8% pa on maturity

o

Bonds may be sold locally, regionally or internationally at an agreed price

o

RBZ will honour the full principal plus interest on maturity

In addition to the above, the RBZ has relaxed numerous exchange control measures which will make the operating environment for Blanket more “normal” if and when these announcements are in fact implemented on a sustainable basis without modification.

Blanket is currently applying for all the necessary permissions and licences to be able to implement the new gold export measures and will announce a return to production as soon as the regulatory permissions are all received and the first gold has been successfully delivered to Rand Refineries in South Africa.

In addition to the above, RBZ devalued the Zimbabwe dollar in this monetary policy announcement by scrapping 12 zeroes.

Caledonia Mining Corporation

Notes to the Consolidated Financial Statements

(in thousands of Canadian Dollars unless otherwise indicated and except for share and per share amounts)

December 31, 2008, 2007 and 2006

21.

Generally Accepted Accounting Principles in Canada and the United States

The Corporation’s accounting policies do not differ materially from accounting principles generally accepted in the United States ("US GAAP") except for the following:

(a)

Mineral Properties

US GAAP requires that expenditures on mineral properties with no proven reserves be reflected as expenses in the period incurred.

(b)    Employee and Directors Stock Options

Prior to 2003, the Corporation accounted for employee and director stock options under APB Opinion No. 25 under which no compensation cost was recognized when the exercise price equals or exceeds the fair value at the date of grant. Effective January 1, 2003, the Corporation has, for US reporting purposes, prospectively applied the fair-value recognition provisions of SFAS 123. Under Canadian GAAP, effective January 1, 2002 on a prospective basis, the Corporation adopted the new CICA policy of accounting for stock based compensation. Prior to adoption no compensation expense on stock options granted to directors, officers and employees, was not recorded. However, disclosure of the effects of accounting for the compensation expense, utilizing the fair value method estimated using the Black-Scholes Option Pricing Model, was disclosed as pro-forma information. For 2002, a compensation expense was shown reflecting the intrinsic value attributable to stock options granted to directors, officers and employees.

Under Canadian GAAP, effective January 1, 2003 on a prospective basis, the Corporation commenced the expensing of all stock based compensation for new stock option grants applying the fair value method estimated by using the Black-Scholes Option Pricing Model.

(c)

Warrants

In 2007 the expiry period of certain warrants was extended. Under US GAAP the fair value of the warrants extended are considered to be a benefit awarded to certain shareholders. This would be considered to be a deemed dividend to these shareholders. The fair value of the warrants was calculated using the Black-Scholes Option Pricing Model. The assumptions used in the calculation are: Risk free interest rate – 3%; Expected dividend yield – nil; Expected stock volatility – 62%; Expected warrant life in years – 0.178.

Recently Issued United States Accounting Standards

(d)

Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans

In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans-an amendment of FASB Statements No. 87, 88, 106, and 132(R)," which requires employers to: (a) recognize in its statement of financial position an asset for a plan's over-funded status or a liability for a plan's under-funded status; (b) measure a plan's assets and its obligations that determine its funded status as of the end of the employer's fiscal year; and (c) recognize changes in the funded status of a defined benefit postretirement plan in the year in which the changes occur. These changes will be reported in comprehensive income of a business entity. The requirement to recognize the funded status of a benefit plan and the disclosure requirements are effective as of the end of the fiscal year ending December 15, 2006 for entities with publicly traded equity securities. The requirement to measure plan assets and benefit obligations as of the date of the employer's fiscal year-end statement of financial position is effective for fiscal years ending after December 15, 2008. The Corporation has no defined benefit pension plans.

Caledonia Mining Corporation

Notes to the Consolidated Financial Statements

(in thousands of Canadian Dollars unless otherwise indicated and except for share and per share amounts)

December 31, 2008, 2007 and 2006

(e)

Business Combinations

On December 4, 2007, the FASB issued FASB Statement No. 141 (Revised 2007), Business Combinations. SFAS 141R will significantly change the accounting for business combinations. Under SFAS 141R, an acquiring entity will be required to recognize all the assets acquired and liabilities assumed in a transaction at the acquisition-date fair value with limited exceptions. SFAS 141R will change the accounting treatment for certain specific items, including:

?

Acquisition costs will be generally expensed as incurred;

?

Non-controlling interests (formerly known as "minority interests" -- see Statement 160 discussion below) will be valued at fair value at the acquisition date;

?

Acquired contingent liabilities will be recorded at fair value at the acquisition date and subsequently measured at either the higher of such amount or the amount determined under existing guidance for non-acquired contingencies;

?

In-process research and development will be recorded at fair value as an indefinite-lived intangible asset at the acquisition date;

?

Restructuring costs associated with a business combination will be generally expensed subsequent to the acquisition date; and

?

Changes in deferred tax asset valuation allowances and income tax uncertainties after the acquisition date generally will affect income tax expense.

SFAS 141R also includes a substantial number of new disclosure requirements. SFAS 141 applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. Earlier adoption is prohibited.

Accordingly, a calendar year-end Corporation is required to record and disclose business combinations following existing GAAP until January 1, 2009.

(f)

Statement No. 160, Non-controlling Interests in Consolidated Financial Statements - An Amendment of ARB No. 51

On December 4, 2007, the FASB issued FASB Statement No. 160, Non-controlling Interests in Consolidated Financial Statements - An Amendment of ARB No. 51. Statement 160 establishes new accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary.

Specifically, this statement requires the recognition of a non-controlling interest (minority interest) as equity in the consolidated financial statements and separate from the parent's equity. The amount of net income attributable to the non-controlling interest will be included in consolidated net income on the face of the income statement. SFAS 160 clarifies that changes in a parent's ownership interest in a subsidiary that do not result in deconsolidation are equity transactions if the parent retains its controlling financial interest. In addition, this statement requires that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated. Such gain or loss will be measured using the fair value of the non-controlling equity investment on the deconsolidation date. SFAS 160 also includes expanded disclosure requirements regarding the interests of the parent and its non-controlling interest. Statement 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. Like SFAS 141R discussed above, earlier adoption is prohibited.

Caledonia Mining Corporation

Notes to the Consolidated Financial Statements

(in thousands of Canadian Dollars unless otherwise indicated and except for share and per share amounts)

December 31, 2008, 2007 and 2006

(g)

SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities - An Amendment of FASB Statement No. 133

 On March 19, 2008, the FASB issued FASB Statement No. 161, Disclosures about Derivative Instruments and Hedging Activities - an Amendment of FASB Statement 133. SFAS 161 enhances required disclosures regarding derivatives and hedging activities, including enhanced disclosures regarding how: (a) an entity uses derivative instruments; (b) derivative instruments and related hedged items are accounted for under SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities; and (c) derivative instruments and related hedged items affect an entity's financial position, financial performance, and cash flows. Specifically, SFAS 161 requires:

?

Disclosure of the objectives for using derivative instruments be disclosed in terms of underlying risk and accounting designation;

?

Disclosure of the fair values of derivative instruments and their gains and losses in a tabular format;

?

Disclosure of information about credit-risk-related contingent features; and

?

Cross-reference from the derivative footnote to other footnotes in which derivative-related information is disclosed.

SFAS 161 is effective for fiscal years and interim periods beginning after November 15, 2008. Early application is encouraged but not elected by the Corporation

Caledonia Mining Corporation

Notes to the Consolidated Financial Statements

(in thousands of Canadian Dollars unless otherwise indicated and except for share and per share amounts)

December 31, 2008, 2007 and 2006

The impact of the foregoing on the consolidated financial statements is as follows:

(a)

 Statement of operations and comprehensive income

	2008	2007	2006
	$	$	$
Income/(Loss) for continuing operations per Canadian GAAP	(4,285)	(3,906)	2,315
Mineral property expenditure with no proven reserves (expensed) or previously expensed under US GAAP	(1,878)	(2,633)	(659)
Net income (loss) from continuing operations	(6,163)	(6,539)	1,656
Loss from discontinued operations	(655)	(709)	(7,990)
Net income (loss)	(6,818)	(7,248)	(6,334)
Deemed Dividend	-	(134)	-
Net income (loss) available for common shareholders	(6,818)	(7,382)	(6,334)
Net income (loss)	(6,818)	(7,248)	(6,334)
Other comprehensive (loss)/gain	60	(88)	85
Total comprehensive loss	(6,758)	(7,336)	(6,249)
Basic and diluted income/(loss) per share continuing operations	(0.013)	(0.01)	(0.00)
Basic and diluted income/(loss) per share discontinued operations	(0.001)	(0.00)	(0.02)
Basic and diluted income/(loss) per share for the year	(0.014)	(0.01)	(0.02)

(b)

   Balance Sheets

	2008	2007
	$	$
Total assets per Canadian GAAP	23,298	29,492
Mineral properties with no proven reserves expensed	(9,863)	(7,985)
Total assets per US GAAP	13,435	21,507

Total liabilities per Canadian and US GAAP	2,102	5,397

Shareholders’ equity
Shareholders’ equity per Canadian GAAP	21,196	24,095
Mineral properties with no proven reserves expensed	(9,863)	(7,985)
Shareholders’ equity per US GAAP	11,333	16,110

Total liabilities & shareholder’s equity per US GAAP	13,435	21,507

Caledonia Mining Corporation

Notes to the Consolidated Financial Statements

(in thousands of Canadian Dollars unless otherwise indicated and except for share and per share amounts)

December 31, 2008, 2007 and 2006

 (c)     Statement of Cash Flows

	2008	2007	2006
Cash provided by (used in)	$	$	$
Operating activities for continuing operations per Canadian GAAP	(3,416)	(1,680)	1,857
Mineral properties expenditure by continuing operations	(1,878)	(2,633)	(659)
Operating activities per US GAAP	(5,294)	(4,313)	1,198

Investment activities for continuing operations per Canadian GAAP	6,646	(3,250)	(3,516)
Mineral properties expenditure	1,878	2,633	659
Investment activities per US GAAP	8,524	(617)	(2,857)

Financing Activities per Canadian and US GAAP	1,106	4,393	7,556

Effects of foreign currency translations on cash per Canadian and US GAAP	(112)	(7)	1

Increase (decrease) in cash for continuing operations	4,224	(544)	5,898

Cash flow from discontinued operations per Canadian and US GAAP
Operating activities	(646)	(680)	(4,551)
Investment activities	-	-	(922)
Financing activities	-	6	(194)
Effects of foreign currency translations on cash	-	(4)	(9)
Decrease in cash from discontinued operations	(646)	(678)	(5,676)

Increase (decrease) in cash for the year	3,578	(1,222)	222
Cash and cash equivalents, beginning of year	76	1,298	1,076
Cash and cash equivalents, end of year	3,654	76	1,298

Cash and cash equivalents at end of year relate to:
Continuing operations	3,652	76	1,252
Discontinued operations	2	-	46
	3,654	76	1,298